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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|x|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Sanderson                           William                  R.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

P. O. Box 988
--------------------------------------------------------------------------------
                                    (Street)

Laurel                              Mississippi              39441
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Sanderson Farms, Inc. (SAFM)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


October 31,2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     | |  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |x|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     2,399,672(1)   I         (1)
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                                                                                                                          Cust. for
Common Stock                                                                                        28,134(1)   I         Minor
                                                                                                                          Child
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                                                                                                                          Dir. of
                                                                                                                          Private
Common Stock                                                                                       147,143(1)   I         Foundation
------------------------------------------------------------------------------------------------------------------------------------

Common Stock               4/03/02                  M4              7,500        A      $15.00                            Owner of
Common Stock               4/03/02                  S4              7,500        D      $26.77     177,984      D         Record

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                                                                                                                          ESOP
Common Stock                                                                                         9,610(1)   I         Allocation
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                                                                                                                          Wife
Common Stock                                                                                         8,460(1)   I         Owns
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====================================================================================================================================

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

(1)The amount reported on Form 4 includes 2,399,672 shares of common stock benefically owned by Mr. Sanderson as co-executor of the Estate of Joe Frank Sanderson, deceased. The co-executors share voting and investment power with respect to the 2,399,672 shares owned directly by the Estate. The amount in the table also includes 147,143 shares owned directly by a private foundation established by Joe Frank Sanderson for which William R. Sanderson serves as a director, and as such, shares voting and investment power with the other directors of the foundation with respect to such shares. With respect to the 9,610 shares shown as indirect ownership by virtue of their allocation to Mr. Sanderson's account under the Employee Stock Ownership Trust established by Sanderson Farms, Inc. Mr. Sanderson has sole voting power over such shares, but the investment power in such shares are exercised by the trustees of the ESOP. This Form 4 includes 28,134 shares of common stock held by William R. Sanderson as custodian for his minor children over which he exercises sole voting and investment power.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right                                                                          Common
to Buy)      $15.00                    M4              7,500 7/24/98            Stock     7,500               0
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right                                                                          Common
to Buy)      $15.00    7/24/97         A        7,500        7/24/98   7/23/07  Stock     7,500               0
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right                                                                          Common
to Buy)      $13.00    4/23/98         A        2,500        4/23/99   4/22/08  Stock     2,500           2,500     D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right                                                                          Common
to Buy)      $ 7.46875 4/22/00         A        7,500        4/22/01   4/21/10  Stock     7,500           7,500     D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right                                                                          Common
to Buy)      $ 7.188   5/01/00         A        7,500        5/01/01   4/30/10  Stock     7,500           7,500     D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right                                                                          Common
to Buy)      $11.00    4/27/01         A        7,500        4/27/02   4/26/11  Stock     7,500           7,500     D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right                                                                          Common
to Buy)      $18.55    7/25/02         A        7,500        7/25/03   7/24/12  Stock     7,500           7,500     D
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====================================================================================================================================

Explanation of Responses:




/s/William R. Sanderson                                       January 28, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.